Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 9 DATED AUGUST 10, 2015
TO THE PROSPECTUS DATED APRIL 30, 2015

This Supplement No. 9 supplements, and should be read in conjunction with, our prospectus dated April 30, 2015, as supplemented by Supplement No. 7 dated July 17, 2015 and Supplement No. 8 dated July 30, 2015. Defined terms used herein shall have the meaning given to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 9 is to disclose:

•	the status of our initial public offering;

•	the acquisition of private equity fund limited partnership interests; and

•	the origination of a first mortgage loan.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of August 7, 2015, we received and accepted subscriptions in our offering for 70.7 million shares, or $704.2 million, including 0.3 million shares, or $3.1 million, sold to NorthStar Realty Finance Corp. As of August 7, 2015, 95.1 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2016, unless extended by our board of directors as permitted under applicable law and regulations.

Acquisition of Private Equity Fund Limited Partnership Interests
On August 4, 2015, or the closing date, we, through PE Investments XIII NT-II, LLC, a subsidiary of NorthStar Real Estate Income Operating Partnership II, LP, or the operating partnership, acquired from an unaffiliated private foundation, or the seller, limited partnership interests in three real estate private equity funds, or the fund interests, comprised of a diversified portfolio of real estate assets with an aggregate reported net asset value of $29.3 million, or the valuation date NAV, as of December 31, 2014, or the valuation date.

Pursuant to the purchase and sale agreement, or the purchase and sale agreement, entered into with the seller, we paid $23.3 million, or the purchase price, to the seller, plus a portion of the closing costs, to acquire all of the fund interests. In connection with the transaction, we made an initial payment totaling $9.5 million on the closing date, and will make an additional payment totaling $13.9 million 12 months following the closing date. For each fund interest that closed, we are entitled to receive all distributions of cash flow and return of capital attributable to such fund interest from and after the valuation date.  Any distributions of cash flow and return of capital attributable to the fund interests between the valuation date and the closing date were ultimately reflected in the purchase price. Further, we are obligated to fund all future capital contributions required from and after the valuation date for each acquired fund interest. Although our maximum capital contribution requirement is approximately $2.6 million, we do not expect to fund any additional capital contributions over the course of the investment. The operating partnership signed the purchase and sale agreement as guarantor and guaranteed our obligations under the purchase and sale agreement.
Origination of a First Mortgage Loan

On August 5, 2015, we, through a subsidiary of our operating partnership, originated a $12.0 million senior mortgage loan, or the senior loan, secured by a 128-room select service hotel located in Wisconsin Dells, Wisconsin, or the property. We funded the senior loan with proceeds from our offering.

The property is centrally located with access to major freeways and is in close proximity to various leisure and tourist locations. Additionally, the property is the only Hilton asset within a 50-mile radius and benefits from the strength of Hilton's reservation network. The property has undergone $1.6 million in capital improvements over the last three years, and the borrower plans to invest an additional $1.6 million in planned property improvements during the term of the senior loan, including upgrades to guestrooms, meeting rooms, fitness areas and the lobby. The borrower is an affiliate of Ashford Hospitality Trust, Inc., a publicly-traded hospitality REIT with approximately $4.8 billion of assets including 86 hotels across the United States.

The senior loan bears interest at a floating rate of 4.95% over the one-month London Interbank Offered Rate. The senior loan was originated at a 0.50% discount and we will earn an exit fee equal to 0.50% of the outstanding amount of the senior loan at the time of repayment. The senior loan is currently unlevered and we intend to finance the senior loan with one of our credit facilities in the future.

The initial term of the senior loan is 36 months, with two 12-month extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of an extension fee. The senior loan may be prepaid during the first 18 months, provided the borrower pays an additional amount equal to the remaining interest due on the amount prepaid through month 18. Thereafter, the senior loan may be prepaid in whole or in part without penalty. The underlying loan agreement requires the borrower to comply with various financial and other covenants. In addition, the loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.

The loan-to-value ratio, or LTV ratio, of the senior loan is approximately 79%. The LTV ratio is the amount loaned to the borrower net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property at the time of origination.

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